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                                             File No. 70-8803




                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                        AMENDMENT NO. 1

                               TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND ELECTRIC SYSTEM

             (Name of company filing this statement)


       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)



Michael E. Jesanis                     Kirk L. Ramsauer
Treasurer                              Associate General Counsel
25 Research Drive                      25 Research Drive
Westborough, MA 01582                  Westborough, MA 01582

            (Names and address of agents for service)

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  The eighth paragraph of Item 1, Part B is hereby amended and restated in its entirety:

  "Previously, the State of New Hampshire enacted legislation in June 1995 that instructed the NHPUC to establish a retail competition pilot program open to all classes of customers. The NHPUC guidelines provide that each New Hampshire utility allow customers representing three percent of their peak loads (four megawatts for Granite State) to have access to alternative suppliers of electricity for two years, starting May 1, 1996.

  In the NHPUC's order establishing final guidelines dated
February 28, 1996, the NHPUC requires that:

  'It shall be the responsibility of Pilot customers to negotiate with competing suppliers and other service providers. A franchised utility shall not interfere with the negotiations between Pilot customers and competing suppliers, but it shall be permitted to compete in the Pilot on the condition that it establish an affiliate company for that purpose. Although this requirement will ensure that appropriate inter-affiliate pricing arrangements are instituted for the sale of goods and services by jurisdictional utilities, we [NHPUC] recognize that it does nothing to curb possible anti-competitive abuses by non-jurisdictional utilities. We anticipate that other regulators, both state and federal, will exercise their authority to prevent market abuses. That limitation notwithstanding, the requirement is consistent with our [NHPUC's] position that franchised utilities must aggressively mitigate their stranded costs since revenues received from the sale of utility goods and services can be applied against such costs.'

The total amount of load of all New Hampshire electric utilities allocated to the Pilot is about 50.74 MW of which Granite State has
3.75 MW.

  In January 1996, Granite State reached an agreement with the NHPUC staff on terms for its participation in the 'Pilot Program.' Under the agreement, participating customers would be responsible for paying access charges that are on average more than 90 percent of the charges proposed under Choice: New England. The agreement has been conditionally approved by the NHPUC."


Item 1, Part C is hereby amended and restated in its entirety as follows:

  "C.  Formation of Marketing Companies
  _____________________________________

  As a step toward implementation of Choice: New England, NEES proposes to form one or more marketing companies in each New
England state, New York, New Jersey, Pennsylvania, Maryland, and
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Delaware (the "Marketing Companies").  Marketing Companies would be established in Massachusetts, Rhode Island, and New Hampshire to provide standard offer services to existing customers of the Retail Company (each such Marketing Company, a "Standard Offer Marketing Company"). A Standard Offer Marketing Company would therefore be limited to providing services only to customers of the Retail Companies. However, Marketing Companies may also be established in each of these states and the other states referenced above to market electricity to retail and wholesale customers of the Retail Companies that elect not to take advantage of the standard offer and of other non-affiliated electric utilities. (each such Marketing Company, a "General Marketing Company"). This General Marketing Company will have limited ability under the Pilot Program to contract with customers of non-affiliated electric utilities within New Hampshire. The General Marketing Company to be established in New Hampshire to meet the requirements of the Pilot Program may need to be formed and operating by May 28, 1996, in accordance with the current schedule of the NHPUC.

  The Marketing Companies also propose to provide a broad range of energy and related services to customers. These services include but are not limited to, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering and consulting."

Item 1, Part D is hereby amended and restated in its entirety as follows:

  "D.  Personnel of Marketing Companies
  ____________________________________

  Staffing is expected to begin with a small group of employees for the Marketing Companies, primarily sales staff. Technical and support staff needed for a particular project could be assigned for the duration of that project from NEPSCO, NEP, and the Retail Companies, and the assigned employees would continue to be employees of NEPSCO, NEP, and the Retail Companies, not to exceed in any one year 1% of the total employees of NEPSCO, NEP, and the Retail Companies. All costs associated with such staff (including compensation, overheads, and benefits) would be fully reimbursed by the Marketing Company to which they were assigned in accordance with Rules 90 and 91 of the Act. Reimbursements for these costs will be on a thirty-day cycle basis in accordance with service contracts to be entered into with the Marketing Company (see Exhibit J hereto)."


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Item 1, Part F is hereby amended and restated in its entirety as follows:

  "F.  Financing
  _____________


  NEES proposes to provide initial financing for each Marketing Company by the purchase of one thousand shares of the common stock, par value $1.00 per share, for a total purchase price of $1,000. NEES then proposes to make capital contributions and/or loans to the Marketing Company from time to time, provided that such NEES financing for all Marketing Companies shall not be in excess of $15 million, in the aggregate outstanding at any one time. Any such loans will be in the form of non-interest bearing subordinated notes payable in twenty years or less from the date of issue (see Exhibit B hereto). The Marketing Company may prepay any or all of the outstanding notes hereunder, in whole or in part, at any time and from time to time without premium or penalty. NEES shall only make such loans provided: (a) there shall be in full force and effect appropriate orders of all regulatory authorities having jurisdiction in the premises; (b) the making of such loan shall not contravene any provision of law or any provision of the certificate of incorporation or by-laws of the Marketing Company or any agreement binding upon the Marketing Company; and (c) the making of such loan shall not contravene any provision of law or any provision of the Agreement and Declaration of Trust of NEES.
To the extent that these loans require state commission approval, Rule 52 of the Act would apply, but, at this time, it is uncertain as to which state jurisdictions would assert jurisdiction over any such loan. It is proposed that the above investments be authorized through December 31, 1999."

Item 3 is hereby amended and restated in its entirety as follows:

  "The sections of the Act and rules or exemptions thereunder that are believed to be applicable to the transactions are: Sections 6(a), 7, 9(a), 10, 12, and 13, and Rules 45, 52, 90, and 91 all
relating to the authority for NEES to undertake the transactions proposed herein."

Item 6 (a) is hereby amended by adding the following exhibit:

  *J   Form of Service Contract

  * To be filed by amendment


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                            SIGNATURE


  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to its Application/Declaration on Form U-1 (Commission's File No. 70-8803) to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.

                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis
                            _______________________________
                            Michael E. Jesanis, Treasurer



Dated:  March 8, 1996




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumed or shall be held to any liability therefore.